CERTIFICATE OF QUALIFICATIONS

I, Gary M. Stubblefield, PE of Salt Lake City, Utah, do hereby certify that:

1.	I am currently employed as a Vice President by Norwest Corporation, 136 East South Temple, Suite 1200, Salt Lake City, Utah, USA 84111.

2.	I graduated from the University of Utah in 1970 with a B.Sc. in Mining Engineering.

3.	I am a Registered Professional Engineer in the states of Colorado (20374), Montana (18269) and Utah (270119-2202) and am a Founding Registered Member of the Society of Mining Engineers (3132840).

4.

From my graduation in 1970, I have been involved in the mining industry in engineering, supervision, management, and executive roles at an iron mine (4 years), in a corporate office (2 years) and a surface coal mine (18 years). I have been employed as a mining consultant by Norwest Corporation since 1999 where I now serve as Vice President of Surface Mining.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections (except sections 4 through 14) of the technical report titled “Technical Report Carbon Creek Coal Property British Columbia, Canada” dated December 6, 2011 (the “Technical Report”) relating to the Carbon Creek Coal Property, Effective October 1, 2011,

7.	I personally inspected the Carbon Creek Property on September 13, 2011.

8.	Prior to being retained by Cardero Coal Ltd. in connection with the preparation of the Technical Report, I have not had prior involvement with the property that is the subject of the Technical Report.

9.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the Technical Report, and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated at Salt Lake City, Utah this 6th day of December 2011.

“ORIGINAL SIGNED AND SEALED BY”
_________________________________

Gary M. Stubblefield, P.E

Vice President Surface Mining, Norwest Corporation